SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒ Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐ No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐ No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐ No:   ☒

FEDERAL JUDICIARY BRANCH
 COURT OF APPEALS OF THE FEDERAL DISTRICT
9th CIVIL COURT OF THE CIRCUIT COURT OF BRASÍLIA - DF

Ordinary Action Proceeding 73287-7/2005
Writ of Prevention 61005-9/2005

DECISION

TELEMIG CELULAR PARTICIPAÇÕES S/A, TELEMIG CELULAR S/A, TELE NORTE CELULAR PARTICIPAÇÕES S/A and AMAZÔNIA CELULAR S/A brought to the court to the detriment of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and BANCO DO BRASIL S/A and OTHERS an innominate writ of prevention aiming at suspending the voting and veto right of respondents in the claimants’ resolution, as well as those directly or indirectly having control over them, in view of crossed stake held by respondents and forbidden by law ruling the telephony services.

The claimants (companies mentioned above) filed ordinary action to decree the annulment of meetings held.
They also plead to suspend the effects of the meetings in which respondents already took part under the irregularity status mentioned, especially those meetings held on May 19 and June 14 of current year.

They grounded their claim in the provisions of Law 9472/97 and ANATEL’s related rules, which prohibit a same economic group to control mobile telephone services providers of a same geographical area, so that the principles of free competition and economic distribution are observed.

Respondents were summoned according to decision rendered on June 16, 2005 (pages 523/524), establishing the awaiting of respondents’ manifestations for resolution of the injunction.

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The claimants pleaded for reconsideration of said decision, alleging that the expectation of Previ’s service of process, which is headquartered in Rio de Janeiro, would make the writ of prevention innocuous, thus, an injunction was partially granted so that to respondents to abstain from practicing any direct or indirect act, which would have effects on claimants’ legal environment and implying modification to claimants’ status existing at the time of writ of prevention was filed, under the penalty of fine. It was also warned that after receiving the answers, the purpose of injunction granting would be reviewed (pages 573/574).

Even before carrying out the diligences necessary to the respondents’ service of process, the claimants’ attorneys removed the records from the notary public, which resulted in the revocation of injunction partially granted, fully maintaining the previous decision rendered upon receipt of complaint and which determined the awaiting of answers for the examination of the injunction (page 579).

The claimants appealed from the decision, which revoked the partial granting of injunction, and suspensive effect was granted to the appeal to reestablish said decision and sentence that respondents abstain from practicing any direct or indirect right, which would have effects on claimants’ legal environment.

The respondents submitted their answers (pages 682/713 and 790/805), and Banco Brasil preliminarily alleged illegitimacy as defendant, to the extent that it did not have any participation in the meetings mentioned in complaint, only being a mere Previ’s sponsor. Banco do Brasil also preliminarily alleged the lack of justiciable controversy and legal impossibility of pleading, since the claimants did not prove any defect capable of compromising the meetings held, without any infringement to the rules governing this matter. Referring to the merit, it asserted that it is not Previ’s controlling company and reinforced the difference existing between said position and its condition as sponsor.

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Previ, on its turn, confirmed Banco do Brasil’s arguments as to the claimants’ lack of interest of acting and the non-existence of control on the part of said financial institution. It also affirmed that it does control the company “Oi” and pleaded to sentence the claimants for malicious abuse of legal process.

The claimants replied being opposed to the preliminary arguments and reaffirming the facts and the grounds produced in the motion. (pages 839/854).

Attached to pages 932/943, a copy of positive concurrent jurisdiction raised by respondents.

A hearing was held jointly with the main proceeding, a copy of which was attached to the page 998.

Referring to the cognitive proceedings subordinated to the common ordinary proceeding, filed and subject to writ of prevention, the claimants included in the claim as respondents, the companies MEM CELULAR PARTICIPAÇÕES S/A and NEWTEL PARTICIPAÇÕES S/A, which compose the ownership structure controlling the claimants.

The claimants with the main action aim the declaration of existence of called “crossed control” exercised by Previ and Banco do Brasil over claimants and competing company Oi, using the last two respondents as instruments of exercise of said control.

They intend the annulment of all acts practiced by respondents flawed of illegality due to the existence of said crossed stake, especially the extraordinary general meetings held under said irregularity.

They also plead as advance relief to suspend the effects of Newtel’s meeting, held on June 29, 2005 and respondents to abstain from calling extraordinary general meeting of claimants and direct parent company, Telpart, as well as from appointing representatives for the respective Board of Directors and Board of Executive Officers until final judgment of claim.

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The development of the proceeding was requested to occur in camera proceeding, pursuant to clause I of the Article 155 of the Brazilian Code of Civil Procedure, which was granted by decision on page 782, which received the complaint and sentenced the respondents’ service of process.

The claimants reported to the records reinforcing the pleading for advance relief and informing that the respondents continue practicing acts interfering in their legal environment, disrespecting the decision rendered in the records of writ of prevention attached hereto.

Decision rendered on page 795 sentenced the attachment of main records to the writ of prevention and denied the advance relief pleading, considering that eventual failure to comply with injunction rendered in interlocutory appeal should be subject-matter of analysis in that records by the authority which granted the preventive measure.

It also alleged that a new decision on the same matter could conflict with court’s understanding already resolved and the granting of advance relief in these present records would result in overlapping of granting in different proceedings developing under distinct jurisdictions, thus, harming the procedural order. Same decision determined the effectiveness of necessary diligences to summon the respondents.

The claimants appealed to said decision, mainly pleading the reconsideration of part of decision, which sentenced the attachment of the records. The appealed decision was maintained and granted the separation only to xerox.

Previ replied on pages 866/876 reinforcing the arguments already explained upon defense documents in writ of prevention, alleging claimants’ lack of interest of acting and affirming the non-existence of control of Banco do Brasil into Previ or vice-versa, as well as this in relation to the company Oi.

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Banco do Brasil replied (pages 916/949) and confirmed the reasonings presented in the writ of prevention.

Mem Celular Participações S/A and Newtel Participações S/A replied in the records (pages 1012/1025), alleging the claimants’ lack of interest of acting and defending the groundlessness of the pleading, in light of the non-existence of any infringement to the rules governing telephony, neither existing the alleged crossed control mentioned in the motion, nor any defect capable of compromising the meetings the claimants intend to annul with this present claim.

Claimants’ manifestation in reply (pages 1147/1172).

Petition of Banco do Brasil S/A on pages 1173/1176 requesting the reconsideration of decision, which determined the development of the suit in camera proceeding.

A hearing was held on page 1225, and agreement before the court was unsuccessful, then determining the conclusion of records for decision.

By means of petition on page 1275, Banco do Brasil S/A requested a term to present final allegations.

DECIDED PRELIMINARILY

It is worth mentioning that the first-instance decision rendered by the Honorable Chief Justice of the Superior Court of Justice in SUSPENSION OF THE INJUNCTION AND DECISION 222 – DF, referring to the decision rendered in AGI (2005/0214666-2) did not suspend the procedural progress of the present ordinary actions and writ of prevention in such court. For this reason, there is no legal motive preventing the rendering of a decision in both proceedings. On the contrary, the judgment is necessary so that to comply with due legal process and right to a rapid judgment.

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Certainly in view of the suspension of injunction and decision, the material effects, which may result from merit decision of this Court shall remain suspended, as well as in relation to the preliminary granting of the Distinguished TJDT (Court of Appeals of Federal District and Territories) suspended by decision mentioned.

I – PRELIMINARY ALLEGATIONS OF LEGAL IMPOSSIBILITY OF CLAIM AND ILLEGITIMACY AS DEFENDANT

The claimants intend to obtain a legal protection with a view to barring a change in the ownership structure composing them, so that to prevent the infringement to the General Telecommunications Law, Article 68 and Regulatory acts of ANATEL. The legal entity has the right to defend itself against acts, which, according to its understanding, invade its legal structure. The legal entity’s right to self-preservation. It may rely on appropriate judicial proceeding in order to preserve the right, which deems as existent.

The legal issue about the existence or not of defects indicated, mainly regarding the occurrence or not of “crossed stake” shall be subject-matter of analysis in the merit of claim.

The respondents MEM CELULAR PARTICIPAÇÕES AND NEWTEL PARTICIPAÇÕES are controlling shareholders (with purported power of direct and/or indirect corporate control) of claimants, composing their organizational structure. Therefore, the respondents are legitimate parties to figure as defendant of the suit, as in thesis, they may concretely act in violation to the alleged claimants’ right.

Merit

II – PRESERVATION OF FREE COMPETITION AND PROHIBITION OF MONOPOLY AND OLIGOPOLY

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In the case under examination, it is noted that the litigation among joint stock companies, claimants and respondents, regarding the composition of their ownership structures, in view of violation to the prohibition of concentrating economic power over the telephony and telecommunications market. The issue covers the constitutional right of preserving free competition and government restraint to market concentration in hands of few companies, avoiding those named as “cartels”, groups to form oligopoly in the telephony and telecommunications market segment.

The public interest in the maintenance of free competition has various grounds on a legal, political and economic basis. Regarding the legal aspect, Brazil’s Constitution establishes as one of the principles, which guide the economic order, ex vi:

“Article 170. The economic order, grounded on the appreciation of human labor and free initiative, aims at ensuring everyone a dignified existence, according to social justice rules, observing the following principles:

(…)
IV – free competition;”

Under the economic scope, the competition increases the market efficiency to the extent that benefits those companies developing services and products with lower costs and higher quality, thus, it enables that advancement or failure of business activity to be determined by the market, transferring to consumers in general the decision to choose the cheapest and best products and services offered.

Under the political scope, the defense of antitrust avoids the concession of privileges and protectionism, which are in the opposition direction of efficiency and business competency.

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The Brazilian government, as from the 90’s, decided to initiate the privatization of telephony and telecommunications public companies, in order to ensure to millions of Brazilians access to the telephone and data transmission (Internet, transmission via satellite) by expanding the system. A monopolist public system became a competitive private system.

The General Telecommunication Law – Law 9472/97 was published concerned with privatizing the system so that to ensure the competition, pursuant to Article 5, verbis

Article 5. In the ruling of economic relations in telecommunications industry, the following shall be especially observed: the constitutional principles of national sovereignty, ownership social duty, freedom of initiative, free competition, consumer’s defense, reduction of regional and social inequalities, restraint of the abuse of economic power and continuity of services rendered in the public system”.
(…)
Paragraph 3. the practice of infringement to the economic order shall occur when the telecommunication service provider, when entering into supply agreements of goods and services, adopts practices, which may restrict, misrepresent or anyway jeopardize free competition or free initiative.

Concerned with avoiding the concentration of economic domain of a certain company, the crossed stake was forbidden in the system of granting concessions to explore telephony activity, ex vi:

Article 68. It is forbidden to same legal entity to direct or indirectly explore same mode of service in the public and private systems, except in distinct regions, locations or areas.

Article 194. The share control of switched fixed telephone service companies and cellular mobile service companies may be purpose of joint disposal.

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Sole paragraph. It is forbidden to new parent company (controlling company) to promote the incorporation or merger of switched fixed telephone service company with cellular mobile service company.

III – DIRECT AND INDIRECT CONTROL AMONG JOINT-STOCK COMPANIES UNDER THE SCOPE OF LGT (GENERAL TELECOMMUNICATIONS LAW) AND ANATEL

The legal definition of parent company is extremely important to resolve the lawsuit. In this regard, I ask permission to transcribe the grounds brought by claimants, pages 819 to 821.

“At the time of privatization of Telebrás System, the Brazilian Federal Government, by means of Law 9,472 as of July 16, 1975, created the Brazilian Telecommunications Regulatory Agency – Anatel, with the main purpose of organizing the exploration of the telecommunications services, by adopting the measures necessary to serve the public interest and the development of Brazilian telecommunications, including the promotion of free, ample and fair competition, the defense of consumers’ rights, as well as to foment the private investment in the sector.

In this regard, law in its Article 19 conferred specific incumbencies to Anatel (means to reach those purposes), amongst them, issue rules, publish acts, correct the effects of imperfect competition and restrain the infringement to economic order, amongst others. LGT in its Article 201 provided “during the period of privatization process, the acquisition by same shareholder or group of shareholders of direct or indirect control of companies operating in distinct areas of general concession plan shall be forbidden”.

And foreseeing that the economic concentration could be reached in an implied manner, after the privatization, by means of corporate agreements, LGT, to enable the establishment of ample, free and fair

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competition in the sector, in its Article 68 forbids the exploration of same mode of service, by same legal entity, whether directly or indirectly, in the public and private systems, except in distinct regions, locations or areas. The Law also determined that the granting of concession to a business group already rendering same mode of service in same region, should be subject to the assumption of transferring to other the service previously explored in same area, under the penalty of forfeiture, amongst other sanctions (Article 87).
Identical provision had already been mentioned in item 5.2.6.1. of Rule 20/96 (Cellular Mobile Service) of the Ministry of Communications of Brazil, as well as it was further added to the Article 8 of the General Plan of Personal Mobile Service Authorizations – PGA SMP, as of 9/27/02, published pursuant to the Article 22, VI, of LGT, verbis:

“Art. 82. It is forbidden to same provider, its parent company, subsidiary or affiliated company to render SMP, SMC services, or both, by means of more than one authorization or concession, in a same geographic area of services rendered or part of it”.

Such rules not being enough, ANATEL to well define the concept of “parent company” “subsidiary” “affiliated company” in the telecommunications market, used the powers granted thereto in the Articles 19 and 22 of LGT to issue Regulation to Assess Control and the Transfer of Control in Telecommunications Service Companies, approved by Resolution 101, as of February 4, 1999, which then ruled the matter:

“ Art. 1.
(…)
Paragraph J – Without prejudice to other factual or legal situations classified into the concept of Parent Company, for the purposes of avoiding fraud to legal and regulatory prohibitions to crossed stake and to economic concentration and in order to protect free

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competition and telecommunications services consumers’ right, the Parent Company corresponds to the individual, which directly or indirectly:

I – participates or appoints an individual as member of the Board of Directors, Board of Executive Officers or body with equivalent attribute, of another company or its parent company;
II – is entitled to statutory or contractual veto in any matter or resolution of the other;”

In order to Anatel could control the corporate transformations NOT ONLY of telephone companies, but also of their direct and indirect parent companies, the General Telecommunications Law, in its Article 97, provided that:

“Article 97. The spin-off, merger, transformation, incorporation, capital reduction of the company or the transfer of its corporate control shall be subject to previous approval of the Agency.

Sole paragraph. The approval shall be granted should the measure do not jeopardize competition and do not put at risk the performance of the agreement, observing the provisions of Article 7 of this Law”.

Observe that under such structure the declaratory petition and petition seeking injunction finally exposed deserve acknowledgment of provenance as from the comparison between said telephony segment laws (especially the concept of control) and: (i) the existing connection and; Lre operators of a same geographical area – Telemig Celular and TNL F:CS S/A (Di) in area 4 of Region I of PGO – General Concession Plan (Minas Gerais) and Amazônia Celular and TNL PCS S/A (Di) in area 8 of Region I of PGO (Amazonas, Roraima, Amapá, Pará and Maranhão) – from crossed control the two first appellees PREVI and BB exercise over all of these

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companies in view of control relationship existing among them; (ii) the changes in control, which are occurring in the companies comprising the chain of corporate control of appellants.

As to the appellants’ chain of control, it was already explained in item 2 hereof that PREVI is signatory of Shareholders’ Agreements (Futuretel and Newtel), through which, it exercises over them a strong and ample control, holding voting power, and which is more relevant, the veto power (there consensus prevails, as seen in item 1 hereof) in general meetings or meetings of the Board or Board of Executive Officers of all named investee companies, over and all and any matter (Clause 3.13 of Futuretel agreement).

Only said Agreements are sufficient to attest PREVI’s control over said Investee Companies, among them, the appellants, regardless of considerations about equity interests, since pursuant to clause 11 of paragraph I of Article 10 of Resolution 101/99 (compared above), the parent company corresponds to individual who, directly or indirectly, is entitled to statutory or contractual veto in any matter or resolution of the other.

BB, second appellee, controls both PREVI (and accordingly, the appellants) and Brasilcap Capitalizações S/A and Brasil Veículos Companhia de Seguros, which control Telemar Participações S/A, which in final analysis, controls TNL PCS S/A (Oi). Check this with more details.

The Supplementary Law 108, as of 5/29/2001, which “provides for the relationship among the federal government, states, Federal District and local governments, their independent government agencies, foundations, mixed capital companies and other public entities and respective supplementary pension closed entities and other measures”, when dealing with the composition and authority of the decision-making council, “highest body of the organizational

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structure, which is liable for defining the general policy for the management of the entity, as well as its benefits plans” (Article 10), sets forth, respectively, verbis:

“Article 11. The composition of the decision-making council, composed of at most six Members, shall be equal among representatives of participants, assisted and sponsors, being incumbent thereupon to appoint the chairman of the board, who besides his own vote, shall have the casting vote.

Article 13. It shall be incumbent upon the decision-making council to define the following matters:

I – general policy for the management of the entity and its benefits plans;
II – amendment to Bylaws and benefits plans regulations, as well as their implementation and extinguishment and sponsor’s withdrawal;
III – management of investments and application of funds plan;
IV – to authorize investments involving amounts equal or higher than five per cent of ensured funds;
V – contracting of actuary independent accountant and management appraiser, observing the applicable regulatory provisions;
VI – to appoint and discharge members of the executive committee; and
VII – to examine in detail the executive committee’s decisions.

Sole paragraph. The definition of matters provided for in clause 11 shall be approved by sponsor”.

PREVI’s Bylaws thus provides:

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“Article 22. The members of the executive committee shall be appointed and may be dismissed at any time by the decision-making council.
 Paragraph 2. When appointing the members of the executive committee, the decision-making council shall choose:

 I – the president and two executive officers appointed by the Board members representing the sponsor, Banco do Brasil S.A.;

Article 23. In absences or temporary impediments, the president shall be replaced successively, by means of decision-making council’s choice, among the executive officers appointed by the Board members representing Banco do Brasil S.A.”.

The combined reading of the Articles 11 and 13, and sole paragraph of Supplementary Law 108/2001, combined with transcribed provisions of PREVI’s Bylaws, evidence that this company has BB as its sponsor and it does not have administrative autonomy in more characteristic issues of its independence, i.e.: (1) amendment to Bylaws and benefits plans regulations, as well as their implementation and extinguishment and sponsor’s withdrawal and (2) the choice of members of the executive committee, of whom three (3), including the president, “who shall have besides his own vote, shall have the casting vote”. The definition of matters provided for in item I “shall be approved by sponsor” and the choice of president of the executive committee, as well as eventual alternates, shall always occur among “sponsor’s representatives”, i.e., in both cases, Banco do Brasil S.A., which thus has total domain over PREVI and then participates in the control block of companies controlled thereby, amongst them the appellants.

BB also controls Telemar Participações SI A by means of its subsidiaries Brasilcap Capitalizações S/A (“BRASILCAP” – 5% interest as successor of Companhia de Seguros Aliança do Brasil,

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ALIANÇA) and Brasil Veículos Companhia de Seguros (“BRASIL VEÍCULOS” – also 5% interest) Also observe that BB/PREVI hold direct (5%) and indirect interests by means of Fiago Participações S/A (FIAGO) (19.9%) and L.F. Tel (II%) and the voting rights of the latter are temporarily suspended by Anatel’s Act. Thus, such block of shareholders reaches significant interest of 45.99% of voting capital of Telemar Participações SI A, too relevant for the purposes of the Article 2 of Resolution 101/99 – Anatel, verbis:

“Article 2. A legal entity shall be deemed as a company affiliated to another one if holds, whether directly or indirectly, at least, twenty per cent interest in the voting capital of the other company, or if the voting capital of both is held, whether directly or indirectly, at least twenty per cent, by same individual or legal entity.
Paragraph 1. For the purposes of calculating the percentage referred to in this article, should exist interest on a successively basis in various legal entities, the final percentage of interest shall be calculated by composing the interest percentage fractions in each legal entity in the chain line.
Paragraph 2. The interest fractions higher than fifty per cent of voting capital or control, with any interest in the capital, shall correspond to a hundred per cent multiplier when calculating the composition of successive interest”.

In addition, the instrument, which confirms the block of control is the Shareholders’ Agreement of Telemar Participações SI A (“Telemar Agreement”), of which BRASILCAP (ALIANÇA’s successor), BRASIL VEÍCULOS, L.F., TEL are signatories and FIAGO, as intervening party. This Agreement, in its Clause 4.1.1. , amongst others, provides for the following:

“4.1.1. It shall be ensured to any Party individually holding, at least, nineteen wholes and nine tenth per cent (19.90%) of Shares Affected, the right to appoint for the Company’s Board of Directors,

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two (2) members and respective alternates; ALIANÇA and BRASILCAP (this in the capacity as successor of ALIANÇA) and BRASIL VEÍCULOS, or companies to replace them, having the same parent company of ALIANÇA, BRASILCAP Capitalização S/A and Brasil Veículos, while they jointly hold ten per cent (10%) of capital stock, always acting jointly, the right to appoint one (1) single member and his alternate…” (underlined)

It is worth mentioning again that, in the telecommunications industry, by force of the Article 1, paragraph 1 of Resolution 101/99 – Anatel, “ the parent company corresponds to individual, who directly or indirectly (…) participates or appoints a member of the Board of Directors, Board of Executive Officers or body with equivalent attribute, of other company or its parent company”.

Then, controlling Telemar Participações S/A, BB jointly with PREVI, accordingly, controls Tele Norte Leste Participações S/A, which controls Telemar Norte Leste Participações, S/A, which in its turn controls Tele Norte Leste S/A, which finally controls TNL PCS S/A (Di).

Hence, PREVI, jointly with BB, indirectly and crossed controlling two operators and mobile telephony in a same geographical area, to wit, Telemig Celular and TNL PCS S/A (Di), in area 4 of Region I of PGO (Minas Gerais) and Amazônia Celular and TNL PCS S/A (Di) in area 8 of Region I of PGO (Amazonas, Roraima, Amapá, Pará and Maranhão), behave offensively to the rules of free competition and absolutely contrary to the economic distribution, and Anatel sought to bar with the publication of the Regulation to Assess Control and the Transfer of Control of Telecommunications Service Companies, approved by Resolution 101, as of 2/4/99, the scope of which, as mentioned by the regulatory act itself was “to avoid fraud of legal and regulatory prohibitions to crossed ownership and economic

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concentration and protect free competition and consumers’ right to telecommunications services”.

Such crossed ownership allows PREVI and Banco do Brasil to take harmful measures to any of the subsidiaries, always in favor of their interests, as it occurred in December 2004, when, despite favorable manifestation of 62.83% of Newtel’s voting capital, PREVI and Funds led thereby barred investments in appellants for the implementation of technological migration of their networks, harming them competitively speaking, consequently, against competitors such as Oi, crossed controlled by same PREVI, under the protection of Banco do Brasil, fact of which was subject-matter of complaint to Anatel and resulted in the interdiction later occurred in PREVI, as acknowledged in ANATEL’s Report 158.
(…)
It is worth mentioning that such Banco do Brasil’s control over PREVI and both of them over companies indirectly controlled thereby (in light of concept raised by Resolution 101/99 of ANATEL, and Supplementary Law 108/2001), this is not an uncertain thesis of appellants, since it was already acknowledged by the Honorable Attorney General of said Agency, Dr. Antonio Domingos Teixeira Bedran, in OPINION 108-2005IPGF/PFE-ADTB-Anatel, as of 4/20/05, with the following considerations:

(1)“it shall be incumbent upon the Bank to appoint half of the Board of Directors’ members of Caixa de Previdência, and also appoint its chairman, with casting vote (Article 11);
(2)“the participants perform an inspecting role, since it is incumbent thereupon to appoint half of the Members and the chairman of Fiscal Council of Caixa de Previdência (Article 15)”;
(3)“the Supplementary Law refers to the sponsor’s attendance in controlling and inspecting pension fund (Article 25), which discredits any construal regarding the absence of control”.

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Such distinguished pronouncement is summarized in the following headnote:
“Even if the Article 82 of Regulation, approved by Resolution 101/99 is considered, it is still clear the control relationship of BB over PREVI, determining to verify the status of authorizations issued to the concessionaires, which managed to anticipate the universalization targets, in light of provisions in paragraph 22 of Article 10 of the General Concession Plan, approved by decree 2,534, as of April 2,1998, with a view to identifying possible offence to prevailing laws”.

Such opinion is aligned to the position of ANATEL’s Private Service Superintendency released in Report 128/SPV, as of 4/14/05, which says:

“We understand that by means of BANCO DO BRASIL’s participation, there is a connection between SMP authorized companies, Telemig Celular/Amazônia Celular and TNL PCS S/A, operating in the same geographical area, situation of which is in disagreement with provisions in the Article 68 of LGT and Article 82 of PGA-SMP”.

So it is clear the control relationship of BB over PREVI, in its capacity as sponsor entitled to three (3) positions in the respective Executive Committee and three(3) members of the Board of Directors of that entity, including the Chairman “who shall have besides his own vote, the casting vote” (Article 11 of Supplementary Law LC 108/2001). This leads BB to a position as controlling company, indirectly and simultaneously of both operators, appellants herein (by means of PREVI) and Oi (by means of control of its companies over Telemar), which is forbidden both by Article 68 of LGT and by Article 8 of General Plan of Personal Mobile Service Authorizations – PGA SMP and finally by Article 1, paragraph 1, clause 1 of Regulation to Assess Control and the Transfer of Control

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in Telecommunications Service Companies approved by Resolution 101, as of 2/4/99 of ANATEL.

This fact proved and already sanctioned on an administrative basis demonstrates the harmful participation of PREVI and BB in the telecommunications services market, especially in the coverage areas of the second and fourth appellants, compromising the free competition, which is the essential reason for the good performance of telephony market, enabling its users to earn good quality services (efficiency) at reasonable prices (low), two of the basic principles ruling the entire public service or utilities.

Particularly, it is not justifiable the possible argument of the appellees that PREVI’s measures, which caused the ACT 46,819/2004-Anatel, as of 9/22/04, were sufficient to hold back the “hypertrophy” of PREVI in relation to the companies over which it exercises effective control by itself, or by BB, in its capacity as controlling company. It was a mere palliative, since the Attorney General of Anatel (OPINION 108-2005/PGF/PFE-ADTB-Anatel,20-405), as well as its Private Service Superintendency (Report 128/SPV, as of 4/14/05), disapproved the crossed control still existing and recommended to take measures with a view to stopping it.

In addition, PREVI itself, in famous correspondence addressed to ANATEL (Letter PRESI/GA BIN-2 004/000966, as of 9/24/2004), declared in text that it would continue pursuing such goal prohibited (Article 1, clause I of Resolution 101/99-ANATEL) of maintaining the controlling power of other companies operating in the telecommunications market, including (in view of clear reservation transcribed above) to defend the crossed control of appellants herein and TNL PCS S/A (Oi), and PREVI, in this regard, making use of Banco do Brasil as a support base for the crossed control”.

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IV – ANATEL TECHNICAL OPINION

Anatel, in various technical opinions mentioned above, acknowledged the irregularity mentioned, and even suggested the preliminary annulment of service concession, due to infringement to legal and regulatory rules.

V – APPOINTMENT AND PARTICIPATION OF MEMBERS OF PREVI, BANCO DO BRASIL, MEM AND NEWTEL IN AFFILIATED COMPANIES

At this point, I consider that respondents partially acknowledged the legality of claimant’s pleading, since decided to from a certain moment, subsequently to the filing of this present lawsuit, to no longer appoint members to compose the companies in which the called “crossed stake” would occur (acknowledgement of illicit act). At this point, this was a late acknowledgement, after the filing of the complaint, of the legal

PROVISION IN VIEW OF THE AFOREMENTIONED, based on the arguments above, consider the complaint has with grounds to:

a) DECLARE the existence of crossed control of PREVI and BANCO DO BRASIL over claimants and its competitor Oi, under terms of petition in item “a” of the complaint.
b) Determine that respondents abstain themselves in the resolutions of TELEMIG CELULAR S/A and AMAZÔNIA CELULAR while last the crossed stake declared existing in item “a” of this decision;
c) Decree the nullity of the Extraordinary General Meeting of Newtel, held on 6/29/2005, due to non-compliance with injunction rendered in Appeal 2005.00.2.005392 -1.

I determine a fine of R$ 5,000,000.00 in the event of non-compliance with this decision, without prejudice of related criminal responsibility.

WRIT OF PREVENTION

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I concurrently judge the writ of prevention attached hereto, proceeding 2005.01.1061005 -9, destined to the withdrawal of validity of illicit acts practiced breaching the prohibition of crossed control, clear in the meetings and shareholders’ agreement occurred after the date of filing of writ of prevention, which took place on June 15,2005.

I CONSIDER THE WRIT OF PREVENTION CONSOLIDATING THE INJUNCTION HAS WITH GROUNDS, under the terms in which it was rendered in the Interlocutory Appeal 2005.00.2.005392 -1.

I SENTENCE the respondents to pay attorney’s fees, in view of the lawsuits brought, at the amount of twenty thousand reais (R$ 20,000.00) considering the level of complexity of suit and the need of performing a hearing.

Eventual occurrence of a fixed comminatory fine upon granting of injunction shall be purpose of provisory execution in separate records.

Costs shall be borne by respondents.

Publish, Register, Notify.
Brasília, March 24,2006.

João Luís Fischer Dias (signed)
Law Judge

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations